Exhibit 99.75

Collins Barrow Calgary LLP
1400 First Alberta Place
June 2, 2006		777 - 8th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R5

T. 403.298.1500
F. 403.298.5814
Re:	Registration Statement on Form 40-F	email: calgary@collinsbarrow.com

Ladies and Gentlemen:

We hereby consent to the reference to our firm name and to the inclusion of:

our report dated September 16, 2005, except as to notes 13 and 14 which are as of November 30, 2005, to the Directors of Kaiser Energy Ltd. on the following financial statements of Kaiser Energy Ltd.:

Consolidated balance sheets as at December 31, 2004 and 2003;

Consolidated statements of operations, retained earnings (deficit) and cash flows for the years ended December 31, 2004 and 2003;

our report dated September 16, 2005, except as to notes 7 and 8 which are as of November 30, 2005, to the Directors of Kaiser-Francis Oil Company of Canada on the following financial statements of Canadian Acquisition Limited Partnership:

Balance sheets as at December 31, 2004 and 2003;

Statements of operations and cash flows for the years ended December 31, 2004 and 2003;

our report dated September 16, 2005, except as to notes 4 and 5 which are as of November 30, 2005, to the Directors of Kaiser Energy Ltd. on the following financial statement:

Statement of revenue and operating costs for the Properties to be Transferred to Kaiser Energy Ltd. for the years ended December 31, 2004 and 2003;

in the Registration Statement on Form 40-F of Penn West Energy Trust registering its Trust Units under the Securities Exchange Act of 1934, as amended.

Yours very truly,

CHARTERED ACCOUNTANTS

WWS/clg

Encl.